

November 24, 2021

Josephine Iannelli
Chief Financial Officer
Bar Harbor Bankshares
PO Box 400
82 Main Street
Bar Harbor, ME 04609

> **Re: Bar Harbor Bankshares**
> **Form 10-K For the Fiscal Year Ended December 31, 2020**
> **Filed March 10, 2021**
> **File No. 001-13349**

Dear Ms. Iannelli:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Application of Critical Accounting Policies and Accounting Estimates, and Recent Accounting Pronouncements, page 48

1. We note your disclosure of your critical accounting policies, which refers to the Notes to the Consolidated Financial Statements for information regarding your significant accounting policies. In future filings, please revise your disclosures to discuss qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations, as well as a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying the calculations. We also note that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. We refer you to

Section V of SEC Release No. 33-8350 and Item 303(b) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Robert Klein, Staff Accountant, at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance